Exhibit 3.1

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BELLEVUE LIFE SCIENCES ACQUISITION CORP.

Bellevue Life Sciences Acquisition Corp., a corporation existing under the laws of the State of Delaware (the “Corporation”), by its Chief Executive Officer, hereby certifies as follows:

1.	The name of the Corporation is Bellevue Life Sciences Acquisition Corp.

2.

The Corporation’s original certificate of incorporation was filed in the office of the Secretary of State of the State of Delaware on February 25, 2020 and was subsequently amended by the filing of (i) a Certificate of Validation of Certificate of Amendment on January 20, 2021, (ii) an Amended and Restated Certificate of Incorporation on April 25, 2022, (iii) an Amended and Restated Certificate of Incorporation on May 9, 2022 and (iv) an Amended and Restated Certificate of Incorporation on February 13, 2023 (as amended, the “Amended and Restated Certificate of Incorporation”).

3.	Article V. Section 6 of the Amended and Restated Certificate of Incorporation is hereby amended and restated in the entirety as follows:

“Section 6. In the event that the Corporation has not consummated an initial Business Combination on or prior to the Termination Date (as defined below), the Corporation shall (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter subject to lawfully available funds therefor, redeem 100% of the IPO Shares in consideration of a per-share price, payable in cash, equal to the quotient obtained by dividing (A) the aggregate amount then on deposit in the Trust Account, including interest (which shall be net of taxes payable and dissolution expenses up to $100,000), by (B) the total number of then outstanding IPO Shares, which redemption will completely extinguish rights of the holders of IPO Shares (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, dissolve and liquidate, subject in each case to the Corporation’s obligations under the DGCL to provide for claims of creditors and other requirements of applicable law. The “Termination Date” shall mean February 14, 2024; provided, that (i) the Sponsor (or its affiliates or permitted designees) will deposit to the trust account $180,000 (approximately $0.026 per share assuming no redemptions); and (ii) the procedures relating to any such extension, as set forth in the Trust Agreement, shall have been complied with.”

4.	Said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the corporation has caused this Certificate of Amendment to be signed this day of November 9, 2023.

By:	/s/ Kuk Hyoun Hwang
Name: Kuk Hyoun Hwang
Title: Chief Executive Officer